a21, Inc.
7660 Centurion Parkway
Jacksonville, Florida 32256

May 9, 2007

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	a21, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
File no. 000-51285

Dear Ms. LaMothe:

We have received your letter dated April 30, 2007 in reference to the above noted filing. Thank you for your assistance.  We respectively submit the following responses to the questions raised in your letter:

1)  Item 8 – Changes In And Disagreements With Accountants And Financial Disclosure page 20; Item 8A. Controls and Procedures, page 20

Company response:

The material weaknesses which existed in our disclosure controls and procedures during the 2006 interim evaluation periods were corrected as of December 31, 2006.  The actions undertaken to correct such weaknesses included (i) retaining a controller in June 2006 who is active in preparing the financial statements and related disclosures, reporting directly to our Chief Financial Officer, and (ii) deploying incremental, qualified consulting resources providing technical accounting and reporting services with respect to the preparation of our financial statements and related disclosures.  Based on these actions undertaken, our officers concluded that, as of December 31, 2006, our disclosure controls and procedures were effective.

The second paragraph under Item 8A on Form 10-KSB was intended to provide information about material weaknesses that existed earlier in 2006 and was not intended to disclose that those material weaknesses remained as of December 31, 2006.

2) Note J- Debt Finances, page F-25; Senior Secured Notes Payable – Related Party, page F-28

Company response:

With respect to the conclusion that the respective warrants should be recognized as liabilities, the Company reviewed the respective transaction and first considered whether the warrants as free-standing instruments, met the definition of a derivative under SFAS 133.  The warrants are considered to be free-standing derivatives.  The Company considered whether or not the warrants met the criteria for exemption from fair value accounting as outlined in paragraph 11 of SFAS 133 (i.e., indexed to Company’s own stock and classified in stockholders’ equity). To assess this second criterion in paragraph 11, the Company referred to EITF 00-19 to determine whether the warrants were liabilities or equity instruments.  The Company then evaluated the warrants under EITF 00-19 to determine the appropriate accounting.  Because the agreement was silent to the consequences of failure to register (e.g., there was no liquidated damages provision), the Company determined that the warrants should be classified as liabilities due to the presumption that the Company would be required to net cash settle the warrants under those circumstances per EITF 00-19.  Since it was determined that the warrants were liabilities, the exemption of SFAS 133 paragraph 11 did not apply and the warrants were accounted for at fair value under SFAS 133.

Because the respective warrants were no longer outstanding at March 31, 2007, FSP 00-19-2 will not have an impact on the Company’s accounting for such warrants going forward.

3) Note J- Debt Finances, page F-25; Senior Secured Notes Payable – Related Party, page F-28

Company response:

As of year-end, the only long-term debts that the Company had outstanding were the $15.5 million Senior Secured Notes and the $2.5 million Secured Notes.   The Senior Secured Notes and the Secured Notes become due in-full on different dates, which are disclosed in our financial statements.  Since these instruments are the only long-term obligations in the scope of the disclosure requirements of SFAS 47, the Company considered a schedule of maturities to not be necessary.  The Company will include such a schedule in future filings.

4) Exhibits 31.1 and 31.2

Company response:

The Company will not include the titles of certifying individuals in the certifications in future filings.

Additional Statements:

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings.

We acknowledge that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas Costanza
Thomas Costanza
Chief Financial Officer